FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2018

UNILEVER N.V.

(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA By R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 6 December 2018

EXHIBIT INDEX

EXHIBIT NUMBER  EXHIBIT DESCRIPTION

99  Notice to Euronext Amsterdam

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	5 November 2018	entitled	‘Transaction in own Securities’
Exhibit	99.2	Stock Exchange announcement dated	12 November 2018	entitled	‘Transaction in own Securities’
Exhibit	99.3	Stock Exchange announcement dated	19 November 2018	entitled	‘Transaction in own Securities’
Exhibit	99.4	Stock Exchange announcement dated	26 November 2018	entitled	‘Transaction in own Securities’
Exhibit	99.5	Stock Exchange announcement dated	30 November 2018	entitled	‘Unilever completes Share Buyback Programme’

Exhibit 99.1:

TRANSACTIONS IN OWN SECURITIES

5 November 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 29 October  2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:   29 October – 02 November 2018

Number of ordinary shares purchased:    0

Highest price paid per share:       EUR 0.00

Lowest price paid per share:EUR 0.00

Volume weighted average price paid per share:EUR 0.00

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 20 July 2018, as announced on that date.

Aggregated information

Monday 29 October 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 30 October 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 31 October 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 01 November 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 02 November 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme can be found on our website:

Trade-by-Trade disclosure table

Media Enquires: mediarelations.rotterdam@unilever.com

Exhibit 99.2:

TRANSACTIONS IN OWN SECURITIES

12 November 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 05 November  2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:   05 November – 09 November 2018

Number of ordinary shares purchased:    0

Highest price paid per share:       EUR 0.00

Lowest price paid per share:EUR 0.00

Volume weighted average price paid per share:EUR 0.00

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 20 July 2018, as announced on that date.

Aggregated information

Monday 05 November 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 06 November 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 07 November 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 08 November 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 09 November 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme can be found on our website:

Trade-by-Trade disclosure table

Media Enquires: mediarelations.rotterdam@unilever.com

Exhibit 99.3:

TRANSACTIONS IN OWN SECURITIES

19 November 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 12 November  2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:   12 November – 16 November 2018

Number of ordinary shares purchased:    0

Highest price paid per share:       EUR 0.00

Lowest price paid per share:EUR 0.00

Volume weighted average price paid per share:EUR 0.00

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 20 July 2018, as announced on that date.

Aggregated information

Monday 12 November 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 13 November 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 14 November 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 15 November 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)

Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 16 November 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme can be found on our website:

Trade-by-Trade disclosure table

Media Enquires: mediarelations.rotterdam@unilever.com

Exhibit 99.4:

TRANSACTIONS IN OWN SECURITIES

26 November 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 19 November  2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:   19 November – 23 November 2018

Number of ordinary shares purchased:    0

Highest price paid per share:       EUR 0.00

Lowest price paid per share:EUR 0.00

Volume weighted average price paid per share:EUR 0.00

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 20 July 2018, as announced on that date.

Aggregated information

Monday 19 November 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 20 November 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 21 November 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 22 November 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 23 November 2018

Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme can be found on our website:

Trade-by-Trade disclosure table

Media Enquires: mediarelations.rotterdam@unilever.com

Exhibit 99.5:

UNILEVER COMPLETES SHARE BUYBACK PROGRAMME

London/Rotterdam, November 30, 2018 – Unilever PLC and Unilever N.V. today announce the successful completion of the second tranche of the programme to buy shares with an aggregate market value equivalent of €3 billion (the ‘Second Tranche’). Between 20 July and 30 November 2018, 30,576,447 Unilever N.V. shares and 31,458,088 Unilever PLC shares were purchased.

With the completion of the Second Tranche Unilever has delivered on its intention, as announced on 19 April 2018, to buy back shares with an aggregate market value equivalent of up to €6 billion, in line with Unilever’s objective to return the after-tax proceeds of the Spreads disposal to shareholders.

Unilever contacts

For more information, please contact:

Lucila Zambrano + 44 7825273767 Lucila.Zambrano@unilever.com	Fleur Van-Bruggen +31 615 008 293 Fleur-van.bruggen@unilever.com

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

*********************************************************************************************

Cautionary Statement regarding Forward-Looking Statements

This announcement may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements related to underlying sales growth and underlying operating margin. Words such as ‘will’, 'aim', ‘expects’, ‘anticipates’, ‘intends’ or ‘intention’, ‘looks’, believes’, ‘vision’, ‘considers’ or the negative of these terms and other similar expressions and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (“Unilever” or the “Unilever Group”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever's business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.  These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Unilever Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Unilever Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Unilever Group are described in the Unilever Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.